UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

             Beginning January 1, 2002 and Ending December 31, 2002
                      ----------------            -----------------



                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                       KEYSPAN ENGINEERING & SURVEY, INC.
                       ----------------------------------
                        (Exact Name of Reporting Company)



                          A Subsidiary Service Company
                     ---------------------------------------
                           ("Mutual" or "Subsidiary")

Date of Incorporation       July 9, 1931

If not Incorporated, Date of Organization       N/A
                                               ------

State of Sovereign Power under which Incorporated or Organized        New York
                                                                    ------------

Location of Principal Executive Offices of Reporting Company      Hicksville, NY
                                                               -----------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                 Theresa A. Balog Vice President and Controller
             ------------------------------------------------------
                       (Name)                   (Title)

                    One Metrotech Center, Brooklyn, NY 11201
                    ----------------------------------------
                                    (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company

                               KEYSPAN CORPORATION

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT
The first report filed by any company shall cover the period from the date the Uniform System or Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART
The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.

             LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                          Schedule or         Page
Description of Schedules and Accounts                                    Account Number      Number
----------------------------------------                                -----------------   ----------
    COMPARATIVE BALANCE SHEET                                           Schedule I             4-5
       SERVICE COMPANY PROPERTY                                         Schedule II             6
       ACCUMULATED PROVISION FOR  DEPRECIATION  AND
         AMORTIZATION OF SERVICE COMPANY PROPERTY                       Schedule III            7
       INVESTMENTS                                                      Schedule IV             8
       ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                     Schedule V              9
       FUEL STOCK EXPENSES UNDISTRIBUTED                                Schedule VI            10
       STORES EXPENSE UNDISTRIBUTED                                     Schedule VII           11
       MISCELLANEOUS CURRENT AND ACCRUED ASSETS                         Schedule VIII          12
       MISCELLANEOUS DEFERRED DEBITS                                    Schedule IX            13
       RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES              Schedule X             14
       PROPRIETARY CAPITAL                                              Schedule XI            15
       LONG-TERM DEBT                                                   Schedule XII           16
       CURRENT AND ACCRUED LIABILITIES                                  Schedule XIII          17
       NOTES TO FINANCIAL STATEMENTS                                    Schedule XIV          18-23


    COMPARATIVE INCOME STATEMENT                                        Schedule XV            24
       ANALYSIS OF BILLING - ASSOCIATE COMPANIES                        Account 457            25
       ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                     Account 458            26
       ANALYSIS OF CHARGES FOR SERVICE- ASSOCIATE AND
         NONASSOCIATE COMPANIES                                         Schedule XVI           27
       SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE  OR
         SERVICE FUNCTION                                               Schedule XVII          28
       DEPARTMENTAL ANALYSIS OF SALARIES                                Account 920            29
       OUTSIDE SERVICES EMPLOYED                                        Account 923            30
       EMPLOYEE PENSIONS AND BENEFITS                                   Account 926            31
       GENERAL ADVERTISING EXPENSES                                     Account 930.1          32
       MISCELLANEOUS GENERAL EXPENSES                                   Account 930.2          33
       RENTS                                                            Account 931            34
       TAXES OTHER THAN INCOME TAXES                                    Account 408            35
       DONATIONS                                                        Account 426.1          36
       OTHER DEDUCTIONS                                                 Account 426.5          37
       NOTES TO STATEMENT OF INCOME                                     Schedule XVIII         38
       FINANCIAL DATA SCHEDULE                                          Schedule XIX           39

    ORGANIZATION CHART                                                                         40

    METHODS OF ALLOCATION                                                                     41-44

    ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                 45

             ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      SCHEDULE I - BALANCE SHEET
 (In Thousands)

                                                                                       As of December 31,
                                                                               ------------------------------------
   ACCOUNT                             DESCRIPTION                                  2002                2001
--------------    ------------------------------------------------------       ----------------    ----------------
                  ASSETS AND OTHER DEBIT ACCOUNTS

                  Service Company Property
          101     Service company property                                                 $ -                 $ -
          107     Construction work in progress                                          1,503                   -
                                                                               ----------------    ----------------
                                                         Total Property                  1,503                   -
          108     Accumulated provision for depreciation and amortization
                     of service company property                                             -                   -
                                                                               ----------------    ----------------
                                           Net Service Company Property                  1,503                   -
                                                                               ----------------    ----------------

                  Investments
          123     Investment in associate companies                                          -                   -
          124     Other investments                                                          -                   -
                                                                               ----------------    ----------------
                                                      Total Investments                      -                   -
                                                                               ----------------    ----------------

                  Current and Accrued Assets
          131     Cash                                                                       -                   -
          134     Special deposits                                                           -                   -
          135     Working funds                                                              -                   -
          136     Temporary cash investments                                                 -                   -
          141     Notes receivable                                                           -                   -
          143     Accounts receivable                                                      127                  56
          144     Accumulated provision for uncollectible accounts                           -                   -
          146     Accounts receivable from associate companies                          19,608              41,734
          152     Fuel stock expenses undistributed                                          -                   -
          154     Materials and supplies                                                     -                   -
          163     Stores expense undistributed                                               -                   -
          165     Prepayments                                                               31                  66
          174     Miscellaneous current and accrued assets                                   -                   -
                                                                               ----------------    ----------------
                                       Total Current and Accrued Assets                 19,766              41,856
                                                                               ----------------    ----------------

                  Deferred Debits
          181     Unamortized debt expense                                                   -                   -
          184     Clearing accounts                                                          -                   -
          186     Miscellaneous deferred debits                                            540                 540
          188     Research, development or demonstration expenditures                        -                   -
          190     Accumulated deferred income taxes                                      2,855               1,585
                                                                               ----------------    ----------------
                                                  Total Deferred Debits                  3,395               2,125
                                                                               ----------------    ----------------

                  Total Assets and Other Debit Accounts                               $ 24,664            $ 43,981
                                                                               ================    ================


             ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      SCHEDULE I - BALANCE SHEET
 (In Thousands)

                                                                                       As of December 31,
                                                                               ------------------------------------
   ACCOUNT                             DESCRIPTION                                  2002                2001
--------------    ------------------------------------------------------       ----------------    ----------------
                  LIABILITIES AND OTHER CREDIT ACCOUNTS

                  Proprietary Capital
          201     Common stock issued                                                    $ 540               $ 540
          211     Miscellaneous paid-in-capital                                              -                 (46)
          215     Appropriated retained earnings                                             -                   -
          216     Unappropriated retained earnings                                         (57)                (63)
                                                                               ----------------    ----------------
                                              Total Proprietary Capital                    483                 431
                                                                               ----------------    ----------------

                  Long-Term Debt
          223     Advances from associate companies                                          -                   -
          224     Other long-term debt                                                       -                   -
          225     Unamortized premium on long-term debt                                      -                   -
          226     Unamortized discount on long-term debt                                     -                   -
                                                                               ----------------    ----------------
                                                   Total Long-Term Debt                      -                   -
                                                                               ----------------    ----------------

                  Current and Accrued Liabilities
          231     Notes payable                                                              -                   -
          232     Accounts payable                                                       3,040                  25
          233     Notes payable to associate companies                                       -                   -
          234     Accounts payable to associate companies                               16,407              36,692
          236     Taxes accrued                                                            633               1,695
          237     Interest accrued                                                           -                   -
          238     Dividends declared                                                         -                   -
          241     Tax collections payable                                                  165                  23
          242     Miscellaneous current and accrued liabilities                          8,477               7,594
                                                                               ----------------    ----------------
                                  Total Current and Accrued Liabilities                 28,722              46,029
                                                                               ----------------    ----------------

                  Deferred Credits
          253     Other deferred credits                                                     -                   -
          255     Accumulated deferred investment tax credits                                -                   -
                                                                               ----------------    ----------------
                                                 Total Deferred Credits                      -                   -
                                                                               ----------------    ----------------

                  Accumulated Deferred Income Taxes
          282     Accumulated deferred income taxes                                     (4,541)             (2,479)
                                                                               ----------------    ----------------
                                      Accumulated Deferred Income Taxes                 (4,541)             (2,479)
                                                                               ----------------    ----------------

                  Total Liabilities and Other Credit Accounts                         $ 24,664            $ 43,981
                                                                               ================    ================


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                   SCHEDULE II
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                         BALANCE AT                                           BALANCE
                                                        BEGINNING                  RETIREMENTS  OTHER (1)     AT CLOSE
ACCOUNT             DESCRIPTION                          OF YEAR      ADDITIONS    OR SALES      CHANGES       OF YEAR
------------- ------------------------                  -----------  ------------ ------------  -----------  ------------
    101       SERVICE COMPANY PROPERTY                   $       -    $        -   $       -     $       -    $        -
                                                        ===========  ============ ============  ===========  ============

    107       CONSTRUCTION WORK IN PROGRESS              $       -    $    1,503   $       -     $       -    $    1,503
                                                        ===========  ============ ============  ===========  ============


              DESCRIBE CONSTRUCTION WORK IN PROGRESS
                        Computer Hardware Purchases


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                         BALANCE AT    ADDITIONS                    OTHER         BALANCE
                                                         BEGINNING    CHARGED TO                   CHARGES       AT CLOSE
ACCOUNT              DESCRIPTION                          OF YEAR     ACCT. 403     RETIREMENTS   ADD/(DEDUCT)    OF YEAR
-------------- ------------------------                 ------------ ------------- ------------  -------------  ------------
     108       ACCUMULATED PROVISION FOR
               DEPRECIATION AND AMORTIZATION
               OF SERVICE COMPANY PROPERTY               $       -    $        -    $       -     $        -     $       -
                                                        ============ ============= ============  =============  ============


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                   SCHEDULE IV
                                   INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.
               Under Account 124 - Other Investments, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136 - Temporary Cash Investments, list each investment separately.

                                                                            BALANCE AT          BALANCE AT
                                                                            BEGINNING            CLOSE OF
                    DESCRIPTION                                              OF YEAR               YEAR
              ------------------------                                     -------------       ------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                             $         -         $        -
                                                                           =============       ============


ACCOUNT 124 - OTHER INVESTMENTS                                             $         -         $        -
                                                                           =============       ============


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                    $         -         $        -
                                                                           =============       ============


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                                            BALANCE AT       BALANCE AT
                                                                            BEGINNING         CLOSE OF
                    DESCRIPTION                                              OF YEAR            YEAR
              ------------------------                                     -------------     ------------
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

              Boston Gas Company                                                    $ 8              $ 1
              Colonial Gas Company                                                    2                -
              KeySpan Corporate Services LLC                                      9,614            2,130
              KeySpan Utility Services LLC                                        2,703               16
              KeySpan Electric Services LLC                                      11,224           12,686
              KeySpan Generation LLC                                              9,081            8,324
              KeySpan Energy Development Corporation                                679              173
              KeySpan Gas East Corporation                                          610              424
              The Brooklyn Union Gas Company                                       (151)              69
              KeySpan Ravenswood Services Corp.                                   3,377            5,132
              KeySpan Energy Trading Services LLC                                     2               24
              KeySpan Services Inc.                                                   -              (11)
              KeySpan Glenwood Energy Center LLC                                      -              295
              KeySpan Port Jefferson Energy Center LLC                                -              210
              KeySpan Corporation                                                 4,585           (9,865)
                                                                           -------------     ------------

              TOTAL                                                            $ 41,734         $ 19,608
                                                                           =============     ============


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                   SCHEDULE VI
                        FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to
               fuel  stock  expenses   during  the  year  and  indicate   amount
               attributable to each associate company.  Under the section headed
               "Summary"  listed  below  give  an  overall  report  of the  fuel functions performed by the service company.


               DESCRIPTION                                LABOR             EXPENSES            TOTAL
              -----------------------------            -------------      -------------      ------------
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                             $         -        $         -        $        -
                                                       =============      =============      ============



               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                  SCHEDULE VII
                          STORES EXPENSE UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



                    DESCRIPTION                                     LABOR                 EXPENSES             TOTAL
              ------------------------                          ---------------         --------------     --------------
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED                       $           -           $          -       $          -
                                                                ===============         ==============     ==============


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                               BALANCE AT             BALANCE AT
                                                                               BEGINNING               CLOSE OF
                    DESCRIPTION                                                 OF YEAR                  YEAR
              ------------------------                                       ---------------        ---------------
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                        $           -          $           -
                                                                             ===============        ===============


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each class.


                                                                             BALANCE AT                BALANCE AT
                                                                              BEGINNING                 CLOSE OF
                    DESCRIPTION                                                OF YEAR                    YEAR
              ------------------------                                     ----------------         -----------------
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

              Intangible Asset - Engineering License                        $          540           $           540
                                                                           ================         =================


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or
               demonstration   project  that  incurred   costs  by  the  service
               corporation during the year.


                    DESCRIPTION                                                                  AMOUNT
              ------------------------                                                       ----------------
ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                             $            -
                                                                                             ================


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                   SCHEDULE XI
                               PROPRIETARY CAPITAL
                                 (In Thousands)

                                                   NUMBER OF        PAR OR STATED           OUTSTANDING
   ACCOUNT                                          SHARES              VALUE                AT CLOSE
   NUMBER              CLASS OF STOCK             AUTHORIZED          PER SHARE              OF PERIOD
-------------- -------------------------------  ----------------  -------------------  ----------------------
     201       Common Stock Issued                300 Shares              -              NO. OF SHARES
                                                                                                          10
                                                                                         TOTAL AMOUNT
                                                                                                        $540


INSTRUCTIONS:  Classify   amounts  in  each  account  with  brief   explanation,
               disclosing the general nature of transactions that gave rise to the reported amounts.


DESCRIPTION                                                  AMOUNT
---------------                                        -------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL             $               -


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS            $               -
                                                       -------------------

TOTAL                                                   $               -
                                                       ===================

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                 BALANCE AT                                                 BALANCE AT
                                 BEGINNING        NET INCOME          DIVIDENDS                CLOSE
DESCRIPTION                       OF YEAR          OR (LOSS)             PAID                 OF YEAR
---------------                ---------------  ----------------  -------------------  ----------------------
ACCOUNT 216
    UNAPPROPRIATED
    RETAINED EARNINGS              $      (63)       $        6           $        -            $       (57)
                               ===============  ================  ===================  ======================


Net Income is the result of the following:
     Net Income before Taxes                         $      123
     Less:  State Income Tax Expense                         42
     Less:  Federal Income Tax Expense                       75
                                                ----------------
     Net Income                                      $        6
                                                ================

Net Income before Taxes includes the following:
     Late Payment Charge from Associates             $       39
     Return on Equity                                        84
                                                ----------------
     Total                                           $      123
                                                ================


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                  SCHEDULE XII
                                 LONG-TERM DEBT
                                 (In Thousands)

INSTRUCTIONS:  Advances from associate  companies should be reported  separately for  advances on notes,  and advances on open  account.  Names of associate  companies  from which  advances were received shall be shown  under the  class and  series  of  obligation  column.  For
               Account 224 - Other Long-Term Debt,  provide the name of creditor company  or  organization,  terms  of  the  obligation,  date  of
               maturity,   interest   rate,   and  the  amount   authorized  and
               outstanding.

                           TERMS OF OBLIG   DATE                         BALANCE AT                                BALANCE AT
                           CLASS & SERIES    OF     INTEREST   AMOUNT    BEGINNING                  (1)               CLOSE
    NAME OF CREDITOR       OF OBLIGATION  MATURITY  RATE     AUTHORIZED   OF YEAR   ADDITIONS    DEDUCTIONS          OF YEAR
-------------------------- ------------   -------- -------   ----------- ---------  ---------   -------------    ---------------
    NONE                                                                  $     -    $     -     $        -       $          -
                                                                         =========  =========   =============    ===============


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                  SCHEDULE XIII
                         CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                               BALANCE AT                 BALANCE AT
                                                                               BEGINNING                   CLOSE OF
                    DESCRIPTION                                                 OF YEAR                      YEAR
              ------------------------                                     -------------------       ----------------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                                        $ -                          $ -
                                                                           ===================       ======================






ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

              KeySpan Corporation                                                     $ 6,137                     $ 14,626
              KeySpan Corporate Services LLC                                           30,390                        1,657
              KeySpan Utility Services LLC                                                165                          124
                                                                           -------------------       ----------------------

              TOTAL                                                                  $ 36,692                     $ 16,407
                                                                           ===================       ======================






ACCOUNT 242 - MISCELLANEOUS CURRENT & ACCRUED LIABILITIES

              Severance Accrual                                                         $ 727                        $ 595
              Employees 401K Match                                                          -                          161
              Officers' Deferred Stock Unit Plan 20% Match                                  -                            4
              Accrued Vacation                                                          3,638                        4,203
              Accrued Incentive Compensation                                            3,229                        3,514
                                                                           -------------------       ----------------------

              TOTAL                                                                   $ 7,594                      $ 8,477
                                                                           ===================       ======================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.


                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Organization of the Company

KeySpan Engineering and Survey, Inc ("KENG "or the "Company") is a wholly-owned subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and EnergyNorth, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation Company d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company, Essex Gas Company, Colonial Gas Company, Energy North Gas, Inc., KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC ("KeySpan Electric").

Description of Business

Pursuant to a Service Agreement between KENG and KeySpan and its subsidiaries (collectively, the "Client Companies"), KENG advises and assists Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems and the Electric Systems as a whole, and advise, assist and manage the planning, engineering and construction operations of Client Companies.

In accordance with the Service Agreement, services provided to Client Companies are allocated to each Company at cost based upon guidelines as set forth in the Service Agreement. Per the Service Agreement, costs are 1) directly assigned where possible 2) allocated using a reasonable and equitable allocation ratio based upon a cost-causation relationship, otherwise c) allocated broad base. Service allocation ratios are defined in the Service Agreement.

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted ("GAAP") in the United States. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.


                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Note 1.  Summary of Significant Accounting Policies (Continued)

The financial statements presented herein include the years ended December 31, 2002 and December 31, 2001. The accounting records of KENG are maintained in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission ("SEC").

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Income Taxes

KeySpan and its subsidiaries file a consolidated federal income tax return. In accordance with Statement of Accounting Standard ("SFAS") 109, "Accounting for Income Taxes", the Company utilizes a tax sharing agreement for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Recent Accounting Pronouncements

On January 1, 2002, the Company adopted SFAS 142 "Goodwill and Other Intangible Assets". Under SFAS 142, among other things, goodwill is no longer required to be amortized and is to be tested for impairment at least annually. The initial impairment test was to be performed within six months of adopting SFAS 142 using a discounted cash flow method, compared to a undiscounted cash flow method allowed under a previous standard. Any amounts impaired using data as of January 1, 2002, was to be recorded as a "Cumulative Effect of an Accounting Change". Any amounts impaired using data after the initial adoption date will be recorded as an operating expense. At the present time, the Company does not have goodwill or intangible assets.

SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was effective January 1, 2002, and addresses accounting and reporting for the impairment or disposal of long- lived assets. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business". SFAS 144 retains the fundamental provisions of SFAS No. 121 and expands the reporting

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.


                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Note 1.  Summary of Significant Accounting Policies (Continued)

of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. For 2002, implementation of this Statement did not have any effect on our results of operations and financial position.

In June of 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability recognition for Certain
Employee Termination benefits and Other Costs to Exit an Activity". This Statement is effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The disclosure requirements are effective for interim and annual financial statements for periods ending after December 15, 2002. The recognition and measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. Adoption of this Statement is not expected to have any effect on our results of operations and financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. At the present time, the Company does not have any arrangements with variable interest entities.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.



                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)



Note 2.  Postretirement Benefits

Pension: KENG employees are members of KeySpan's noncontributory defined benefit pension plans covering substantially all employees associated with KeySpan. Benefits are based on years of service and compensation. Pension costs are allocated to KENG; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KENG). Pension expense attributed to KENG for the years ended December 31, 2002 and 2001, was approximately $3.8 million and $1.4 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KENG. Funding for pensions is in accordance with requirements of federal law and regulations.

Other Postretirement Benefits: KENG employees are members of KeySpan's noncontributory defined benefit plans under which is provided certain health care and life insurance benefits for retired employees of KeySpan. Other postretirment benefit costs are allocated to KENG, related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e.
KENG). KENG has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code. Other Postretirement benefit expense attributed to KENG for the years ended December 31, 2002 and 2001, was approximately $2.8 million and $3.4 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KENG.

Note 3.  Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KeySpan Corporate Services ("KCS") and funded, as needed, through the issuance of commercial paper by KeySpan. Interest expense and other fees are allocated based on borrowing amounts. The Public Service Commission of New York has restricted KEDNY and KEDLI from lending to the utility money pool but do permit these utilities to borrow from the utility money pool.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Note 4.  Capital Stock

Common Stock: Currently, KENG has 300 shares of authorized common stock with no par value.

Note 5.  Operating Leases

Since the beginning of 2001, substantially all leases are the obligation of KCS. KENG records, as an intercompany expense, costs incurred for the use of leased equipment such as buildings, office equipment, vehicles, and powered operated equipment. These intercompany expenses, which are not specifically identified in KCS company billings, are reflected in Operations and Maintenance expense in the Statement of Income.

Note 6. Income Tax

The Company will file a consolidated federal income tax return for calendar year 2001 with the Parent. A tax sharing agreement between the Parent and its subsidiaries provides for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return.

Income tax expense (benefit) is reflected as follows in the Statement of Income:

------------------------------------------------------------------------------
                                                     (In Thousands of Dollars)
------------------------------------------------------------------------------
                                          Year Ended           Year Ended
                                         December 31,         December 31,
                                             2002                 2001
------------------------------------------------------------------------------
Current federal income tax                        $ 2,137             $ 2,513
Deferred federal income tax                        (2,062)             (2,479)
------------------------------------------------------------------------------
Total income tax expense                          $    75             $    34
==============================================================================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.


                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Note 6. Income Tax (continued)

The components of the deferred tax assets and (liabilities) reflected in the Balance Sheet are as follows:

-------------------------------------------------------------------------------------------------------
                                                                              (In Thousands of Dollars)
-------------------------------------------------------------------------------------------------------
                                                                  December 31,         December 31,
                                                                      2002                 2001
-------------------------------------------------------------------------------------------------------
Benefits of tax loss carryforwards                                   $   2,855               $ 1,585
Other                                                                    4,541                 2,479
-------------------------------------------------------------------------------------------------------
Net deferred tax asset                                               $   7,396               $ 4,064
=======================================================================================================






The following is a reconciliation between reported income tax and tax computed at the statutory federal income tax rate of 35%.

-------------------------------------------------------------------------------------------------
                                                                        (In Thousands of Dollars)
-------------------------------------------------------------------------------------------------
                                                             Year Ended           Year Ended
                                                            December 31           December 31
                                                                2002                 2001
-------------------------------------------------------------------------------------------------
Computed at the statutory rate                                $    30.0             $   (10)
Adjustments related to:
Penalties                                                             -                  46
    Accrual to return adjustments                                     7
    Permanent differences                                            40
Other items -net                                                     (2)                 (2)
-------------------------------------------------------------------------------------------------
Total income tax expense                                      $      75             $    34
=================================================================================================


                 ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                         For the Year Ended December 31, 2002

                                   SCHEDULE XV
                               STATEMENT OF INCOME
                                    (In Thousands)
------------------------------------------------------------------------------------------------------------------------
                                                                                              YEAR             YEAR
                                                                                              ENDED           ENDED
  ACCOUNT                                  DESCRIPTION                                     12/31/2002       12/31/2001
---------------------------------------------------------------------------------------   --------------   -------------
     INCOME
457.1       SERVICES RENDERED TO ASSOCIATE COMPANIES                                           $ 90,413        $ 57,883
457.2       SERVICES RENDERED TO ASSOCIATE COMPANIES                                             15,927          22,378
457.3       SERVICES RENDERED TO ASSOCIATE COMPANIES                                              1,774             483
                                                                                          --------------   -------------
                                           TOTAL INCOME                                       $ 108,114        $ 80,744
                                                                                          --------------   -------------
    EXPENSE
506         MISC.  STEAM POWER EXPENSES - STEAM POWER GENERATION                                    $ 3             $ -
511         MAINTENANCE OF STRUCTURES - STEAM POWER GENERATION                                    1,278             987
512         MAINTENANCE OF BOILER PLANT - STEAM POWER GENERATION                                  3,405           4,525
513         MAINTENANCE OF ELECTRIC PLANT - STEAM POWER GENERATION                                7,467           3,933
514         MAINTENANCE OF MISC.  STEAM PLANT - STEAM POWER GENERATION                               96             117
528         MAINTENANCE SUPERVISION AND ENGINEERING - NUCLEAR POWER GEN.                              -               2
546         OPERATION SUPERVISION AND ENGINEERING - OTHER POWER GENERATION                           22               -
548         GENERATION EXPENSES - OTHER POWER GENERATION                                            212               -
549         MISCELLANEOUS  OTHER POWER GENERATION EXPENSES                                        2,354              28
551         MAINTENANCE SUPERVISION AND ENGINEERING - OTHER POWER GEN.                            1,331              45
552         MAINTENANCE OF STRUCTURES - OTHER POWER GENERATION                                      281               -
553         MAINTENANCE OF GENERATING AND ELECTRIC PLANT - OTHER POWER GEN.                       2,348               -
554         MAINTENANCE OF MISC. OTHER POWER GENERATION PLANT                                     4,274               -
568         MAINTENANCE SUPERVISION AND ENGINEERING - TRANSMISSION                                    -               8
569         MAINTENANCE OF STRUCTURES - TRANSMISSION                                                  1               -
570         MAINTENANCE OF STATION EQUIPMENT - TRANSMISSION                                          60               8
583         OVERHEAD LINE EXPENSES - DISTRIBUTION                                                     7              68
584         UNDERGROUND LINE EXPENSES - DISTRIBUTION                                                 (6)            127
590         MAINTENANCE SUPERVISION AND ENGINEERING - DISTRIBUTION                                  (25)             46
592         MAINTENANCE OF STATION EQUIPMENT - DISTRIBUTION                                       9,753           7,911
593         MAINTENANCE OF OVERHEAD LINES - DISTRIBUTION                                             (7)              5
595         MAINTENANCE OF LINE TRANSFORMER - DISTRIBUTION                                            9             409
874         MAINS & SERVICES EXPENSES                                                                 -              14
893         MAINTENANCE OF METERS AND HOUSE REGULATORS                                              141              90
920         SALARIES AND WAGES                                                                   15,683          22,907
921         OFFICE SUPPLIES AND EXPENSES                                                          7,120           8,077
930.2       MISCELLANEOUS GENERAL EXPENSES                                                            8               2
940         SERVICE COMPANY EXPENSES TO CAPITAL                                                  46,161          24,861
984         SERVICE COMPANY EXPENSES TO CLEARING ACCOUNTS                                         4,330           5,960
408         TAXES OTHER THAN INCOME                                                                  46              33
409         INCOME TAXES                                                                          2,137           2,513
410         PROVISION FOR DEFERRED INCOME TAXES                                                  (2,062)         (2,479)
419         INTEREST AND DIVIDEND INCOME                                                            (39)             (4)
426.3       PENALTIES                                                                                56             131
426.5       OTHER DEDUCTIONS                                                                        (26)              -
430         INTEREST ON DEBT TO ASSOCIATED COMPANIES                                              1,689             483
431         OTHER INTEREST EXPENSE                                                                    1               -
                                                                                          --------------   -------------
                                          TOTAL EXPENSE                                       $ 108,108        $ 80,807
                                                                                          --------------   -------------

                                                                                          --------------   -------------
            NET INCOME OR (LOSS)                                                                    $ 6           $ (63)
                                                                                          ==============   =============


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
                                 (In Thousands)
----------------------------------------------------------------------------------------------------------
                                                 DIRECT       INDIRECT       COMPENSATION       TOTAL
          NAME OF ASSOCIATE COMPANY               COSTS         COSTS         FOR USE OF        AMOUNT
                                                 CHARGED       CHARGED          CAPITAL         BILLED
----------------------------------------------------------------------------------------------------------
                                                  457-1         457-2            457-3
Boston Gas Company                                     $ -             $ 1               $ -          $ 1
Colonial Gas Company                                     -               -                 -            -
Energy North Natural Gas, Inc.                           -               -                 -            -
KeySpan Utility Services LLC                             -               -                 -            -
KeySpan Electric Services LLC                       39,385           6,594               482       46,461
KeySpan Generation LLC                              37,811           3,439               996       42,246
KeySpan Energy Development Corporation               1,359               -                 -        1,359
KeySpan Gas East Corporation                         2,035             447                47        2,529
The Brooklyn Union Gas Company                         266              18                 -          284
KeySpan Ravenswood Services Corp.                    7,874           5,424               217       13,515
KeySpan Energy Trading Services LLC                     55               3                 -           58
KeySpan Glenwood Energy Center LLC                   1,087               -                16        1,103
KeySpan Port Jefferson Energy Center LLC               538               -                16          554
KeySpan Services Inc.                                    3               1                 -            4
                                               -----------------------------------------------------------

                    TOTAL                         $ 90,413        $ 15,927           $ 1,774    $ 108,114
                                               ===========================================================


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
                                 (In Thousands)
------------------------------------------------------------------------------------------------------------
                                                   DIRECT       INDIRECT       COMPENSATION        TOTAL
          NAME OF ASSOCIATE COMPANY                COSTS          COSTS         FOR USE OF        AMOUNT
                                                  CHARGED        CHARGED          CAPITAL         BILLED
------------------------------------------------------------------------------------------------------------
                                                   458-1          458-2            458-3




                                               -------------------------------------------------------------
                    TOTAL                         $      -        $     -         $       -       $      -
                                               =============================================================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTION:   Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their  separate  analysis of billing schedules.
                                                  ----------------------------------------------------------------------------------
                                                  ASSOCIATE COMPANY CHARGES  NONASSOCIATE COMPANY CHARGES  TOTAL CHARGES FOR SERVICE
                                                  ------------------------ -----------------------------  -------------------------
                                                   DIRECT    INDIRECT          DIRECT  INDIRECT              DIRECT   INDIRECT
ACCOUNT                  DESCRIPTION                COST     COST    TOTAL      COST    COST      TOTAL       COST      COST  TOTAL
-------------------------------------------------------------------------- -----------------------------  -------------------------
-------------------------------------------------------------------------- -----------------------------  -------------------------
 506  Misc. Steam Power Expenses - Steam
        Power Gen.                                  $ -     $ 3       $ 3       $ -     $ -         $ -       $ -     $ 3      $ 3
 511  Maintenance of Structures - Steam
        Power Gen.                                1,278       -     1,278         -       -           -     1,278       -    1,278
 512  Maintenance of Boiler Plant - Steam
        Power Gen.                                3,405       -     3,405         -       -           -     3,405       -    3,405
 513  Maintenance of Electric Plant - Steam
        Power Gen                                 7,467       -     7,467         -       -           -     7,467       -    7,467
 514  Maintenance of Misc. Steam Plant -
        Steam Power Gen.                             96       -        96         -       -           -        96       -       96
 528  Maintenance Supervision and Eng'g -
        Nuclear Power                                 -       -         -         -       -           -         -       -        -
 546  Operation Supervision and Eng'g -Other
        Power Gen.                                   22       -        22         -       -           -        22       -       22
 548  Generation Expenses - Other Power
        Generation                                  212       -       212         -       -           -       212       -      212
 549  Misc. Other Power Generation Expenses       2,329      25     2,354         -       -           -     2,329      25    2,354
 551  Maintenance Supervision and Eng'g -
        Other Power                               1,331       -     1,331         -       -           -     1,331       -    1,331
 552  Maintenance of Structures - Other
        Power Gen.                                  281       -       281         -       -           -       281       -      281
 553  Maintenance of Generating & Electric
        Plant-Other Power Gen.                    2,348       -     2,348         -       -           -     2,348       -    2,348
 554  Maintenance of Misc. Other Power
        Generation Plant                          4,274       -     4,274         -       -           -     4,274       -    4,274
 568  Maintenance Supervision and Eng'g -
        Transmission                                  -       -         -         -       -           -         -       -        -
 569  Maintenance of Structures - Transmission        1       -         1         -       -           -         1       -        1
 570  Maintenance of Station Equipment -
        Transmission                                 60       -        60         -       -           -        60       -       60
 583  Overhead Line Expenses - Distribution           7       -         7         -       -           -         7       -        7
 584  Underground Line Expenses - Distribution       (6)      -        (6)        -       -           -        (6)      -       (6)
 590  Maintenance Supervision and Eng'g -
        Distribution                                (25)      -       (25)        -       -           -       (25)      -      (25)
 592  Maintenance of Station Equipment -
        Distribution                              9,753       -     9,753         -       -           -     9,753       -    9,753
 593  Maintenance of Overhead Lines -
        Distribution                                 (7)      -        (7)        -       -           -        (7)      -       (7)
 595  Maintenance of Line Transformer -
        Distribution                                  9       -         9         -       -           -         9       -        9
 874  Mains and Services Expenses                     -       -         -         -       -           -         -       -        -
 893  Maintenance of Meters and House
        Regulators                                  141       -       141         -       -           -       141       -      141
 920  Salaries and Wages                          9,670   6,013    15,683         -       -           -     9,670   6,013   15,683
 921  Office Supplies and Expenses                1,713   5,407     7,120         -       -           -     1,713   5,407    7,120
 923  Outside Services Employed                       -       -         -         -       -           -         -       -        -
 924  Property Insurance                              -       -         -         -       -           -         -       -        -
 926  Employee Pensions and Benefits                  -       -         -         -       -           -         -       -        -
 928  Regulatory Commission Expenses                  -       -         -         -       -           -         -       -        -
930.1 Institutional or Goodwill Advertising           -       -         -         -       -           -         -       -        -
930.2 Miscellaneous General Expenses                  -       8         8         -       -           -         -       8        8
 931  General Rents                                   -       -         -         -       -           -         -       -        -
 940  Services Company Expenses to Capital       42,645   3,516    46,161         -       -           -    42,645   3,516   46,161
 984  Services Company Expenses to
        Clearing Accounts                         3,366     964     4,330         -       -           -     3,366     964    4,330
 403  Depreciation Expense                            -       -         -                                       -       -        -
 408  Taxes Other Than Income Taxes -
        Payroll & State Excise Tax                    -       4         4         -       -           -         -       4        4
 421  Miscellaneous Nonoperating Income               -       -         -         -       -           -         -       -        -
421.1 Gain on Disposition of Property                 -       -         -         -       -           -         -       -        -
426.1 Donations                                       -       -         -         -       -           -         -       -        -
426.3 Penalties                                      56       -        56         -       -           -        56       -       56
426.5 Other Deductions                              (13)    (13)      (26)        -       -           -       (13)    (13)     (26)
                                                ------------------------- -----------------------------  -------------------------
                SUB-TOTAL EXPENSES               90,413  15,927   106,340         -       -           -    90,413  15,927  106,340
 408  Taxes Other Than Income Taxes -
        Other                                         -       -        42         -       -           -         -       -       42
 409  Income Taxes                                    -       -     2,137         -       -           -         -       -    2,137
 410  Provision for Deferred Income
        Taxes                                         -       -    (2,062)        -       -           -         -       -   (2,062)
 419  Interest and Dividend Income                    -       -       (39)        -       -           -         -       -      (39)
 427  Interest on Long-term Debt                      -       -         -         -       -           -         -       -        -
 428  Amortization of Debt Discount
        and Expense                                   -       -         -         -       -           -         -       -        -
 430  Interest on Debt to Associated
        Companies                                     -       -     1,689         -       -           -         -       -    1,689
 431  Other Interest Expense                          -       -         1         -       -           -         -       -        1
                                                ------------------------- -----------------------------  -------------------------
      TOTAL COST OF SERVICE                     $90,413  $15,927 $108,108       $ -     $ -         $ -   $ 90,413 $15,927 $108,108
                                                ========================= =============================  =========================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)

                         DEPARTMENT OR SERVICE FUNCTION
                                                               Corporate            Financial   T&D     Elec-    Compen-    Gas
                                             Total                Cost   Generation Operations Manage-  tric      sation   Engineer-
ACCOUNT              DESCRIPTION             Amount   Overhead   Center   Services     EBU      ment   Planning & Benefits   ing
------------------------------------------------------------------------------------------------------------------------------------
 506  Misc. Steam Power Expenses - Steam
        Power Gen.                              $ 3       $ -       $ -        $ 3       $ -        $ -     $ -        $ -      $ -
 511  Maintenance of Structures - Steam
        Power Gen.                            1,278       469         -        809         -          -       -          -        -
 512  Maintenance of Boiler Plant - Steam
        Power Gen.                            3,405     1,217         -      2,188         -          -       -          -        -
 513  Maintenance of Electric Plant - Steam
        Power Gen.                            7,467     2,340         -      5,127         -          -       -          -        -
 514  Maintenance of Misc. Steam Plant -
        Steam Power Gen.                         96        11         -         85         -          -       -          -        -
 528  Maintenance Supervision and Eng'g -
        Nuclear Power                             -         -         -          -         -          -       -          -        -
 546  Operation Supervision and Eng'g -
        Other Power Gen.                         22         7         -         15         -          -       -          -        -
 548  Generation Expenses - Other Power
        Generation                              212         6         -        206         -          -       -          -        -
 549  Misc. Other Power Generation Expenses   2,354       604         -      1,750         -          -       -          -        -
 551  Maintenance Supervision and Eng'g -
        Other Power Gen.                      1,331       552         -        779         -          -       -          -        -
 552  Maintenance of Structures - Other
        Power Gen.                              281        85         -        196         -          -       -          -        -
 553  Maintenance of Generating & Electric
        Plant - Other Power Gen.              2,348       229         -      2,119         -          -       -          -        -
 554  Maintenance of Misc. Other Power
        Generation Plant                      4,274       617         -      3,657         -          -       -          -        -
 568  Maintenance Supervision and Eng'g -
        Transmission                              -         -         -          -         -          -       -          -        -
 569  Maintenance of Structures -
        Transmission                              1         -         -          -         -          1       -          -        -
 570  Maintenance of Station Equipment -
        Transmission                             60        15         -          1         -         44       -          -        -
 583  Overhead Line Expenses - Distribution       7         1         -          6         -          -       -          -        -
 584  Underground Line Expenses -
        Distribution                             (6)        3         -         (9)        -          -       -          -        -
 590  Maintenance Supervision and Eng'g -
        Distribution                            (25)        9         -        (34)        -          -       -          -        -
 592  Maintenance of Station Equipment -
        Distribution                          9,753     2,873         -         (3)        -      6,883       -          -        -
 593  Maintenance of Overhead Lines -
        Distribution                             (7)        -         -         (7)        -          -       -          -        -
 595  Maintenance of Line Transformer -
        Distribution                              9        10         -         (1)        -          -       -          -        -
 874  Mains and Services Expenses                 -         -         -          -         -          -       -          -        -
 893  Maintenance of Meters and House
        Regulators                              141        35         -        106         -          -       -          -        -
 920  Salaries and Wages                     15,683     6,070         -      5,654       101      2,456   1,401          1        -
 921  Office Supplies and Expenses            7,120         5         9      5,205        16      1,304     581          -        -
 923  Outside Services Employed                   -         -         -          -         -          -       -          -        -
 924  Property Insurance                          -         -         -          -         -          -       -          -        -
 926  Employee Pensions and Benefits              -   (13,983)    6,655          -         -          -       -      7,328        -
 928  Regulatory Commission Expenses              -         -         -          -         -          -       -          -        -
930.1 Institutional or Goodwill
        Advertising                               -         -         -          -         -          -       -          -        -
930.2 Miscellaneous General Expenses              8         -         -          -         -          -       -          8        -
 931  General Rents                               -         -         -          -         -          -       -          -        -
 940  Services Company Expenses to
        Capital                              46,161    14,994         -     15,648        31     14,939     544          -        5
 984  Services Company Expenses to
        Clearing  Accounts                    4,330     1,265         -          -         -      3,082       -          -      (17)
 403  Depreciation Expense                        -         -         -          -         -          -       -          -        -
 408  Taxes Other Than Income Taxes -
        Payroll & State Excise Tax                4    (4,534)    4,538          -         -          -       -          -        -
 421  Miscellaneous Nonoperating Income           -         -         -          -         -          -       -          -        -
421.1 Gain on Disposition of Property             -         -         -          -         -          -       -          -        -
426.1 Donations                                   -         -         -          -         -          -       -          -        -
426.3 Penalties                                  56         -         -         56         -          -       -          -        -
426.5 Other Deductions                          (26)        -       (13)         -         -        (13)      -          -        -
                                            ----------------------------------------------------------------------------------------
                SUB-TOTAL EXPENSES          106,340    12,900    11,189     43,556       148     28,696   2,526      7,337      (12)
 408  Taxes Other Than Income Taxes -
        Other                                    42         -        42          -         -          -       -          -        -
 409  Income Taxes                            2,137         -     2,137          -         -          -       -          -        -
 410  Provision for Deferred Income
        Taxes                                (2,062)        -    (2,062)         -         -          -       -          -        -
 419  Interest and Dividend Income              (39)        -       (39)         -         -          -       -          -        -
 427  Interest on Long-term Debt                  -         -         -          -         -          -       -          -        -
 428  Amortization of Debt Discount
        and Expense                               -         -         -          -         -          -       -          -        -
 430  Interest on Debt to Associated
        Companies                             1,689         -     1,689          -         -          -       -          -        -
 431  Other Interest Expense                      1         -         1          -         -          -       -          -        -
                                            ----------------------------------------------------------------------------------------
      TOTAL COST OF SERVICE                $108,108  $ 12,900  $ 12,957   $ 43,556     $ 148    $28,696  $2,526     $7,337    $ (12)
                                            ========================================================================================


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
                                 (In Thousands)



                                                        DEPARTMENTAL SALARY EXPENSE
                                         ----------------------------------------------------------
NAME OF DEPARTMENT                                            INCLUDED IN AMOUNTS BILLED TO            PERSONNEL
--------------------------                              -------------------------------------------
Indicate each department                    TOTAL         PARENT         OTHER            NON           END OF
or service function                         AMOUNT        COMPANY      ASSOCIATES     ASSOCIATES         YEAR
                                         -------------  ------------  -------------  --------------   ------------
Generation Services                           $ 9,236           $ -        $ 9,236             $ -            568

Financial Operations EBU                          168             -            168               -              -

T&D Management                                  4,115             -          4,115               -            132

Electric Planning                               2,375             -          2,375               -             25

Compensation & Benefits                             1             -              1               -              1

Corporate Cost Center                            (212)            -           (212)              -              -
                                         -------------  ------------  -------------  --------------   ------------

TOTAL                                        $ 15,683           $ -       $ 15,683             $ -            726
                                         =============  ============  =============  ==============   ============


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                            OUTSIDE SERVICE EMPLOYED

                                 (In Thousands)

INSTRUCTION:   Provide a breakdown by subaccount of outside  services  employed.
               If the  aggregate  amounts  paid to any one  payee  and  included within one subaccount is less than  $100,000,  only the aggregate number  and  amount  of all such  payments  included  within  the subaccount  need be shown.  Provide a  subtotal  for each type of service.

                                                                      RELATIONSHIP
                                            DESCRIPTION OF           "A"= ASSOCIATE
        FROM WHOM PURCHASED                LARGEST INVOICE         "NA"= NONASSOCIATE   AMOUNT         ACCOUNT
--------------------------------------------------------------------------------------------------------------------
Legal Services
   1 item less than $100,000                  Legal Services               NA           $     38        549 & 921
                                                                                       ==========


Consulting Services
   Miner & Miner Consulting Engineers, Inc.   Engineering Services         NA           $    311           940
   Analytical Surveys Inc.                    Engineering Services         NA              1,172           940
   6 Other Items less than $100,000           Professional Services        NA                 77      921, 940 & 984
                                                                                       ----------
                                                                                        $  1,560
                                                                                       ==========

                                              TOTAL                                     $  1,598
                                                                                       ==========


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
                                 (In Thousands)

INSTRUCTION:   Provide  a  listing  of each  pension  plan and  benefit  program provided by the service  company.  Such listing should be limited to $25,000.


DESCRIPTION                                                                              AMOUNT
------------------------                                                             ---------------
Pension                                                                                     $ 3,824

Employee 401K Match                                                                             745

OPEB Expense                                                                                  2,835

Workers Compensation Claims                                                                     375

Employee Benefits (including medical, dental, life insurance and AD&D premiums)               6,204
                                                                                     ---------------

SUB-TOTAL                                                                                    13,983

Less:  Costs Distributed to Various Accounts as Labor Burdens                                13,983
                                                                                     ---------------

TOTAL                                                                                           $ -
                                                                                     ===============


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
                                 (In Thousands)

INSTRUCTION:   Provide a listing  of the  amount  included  in  Account  930.1 -
               General Advertising Expenses,  classifying the items according to the  nature of the  advertising  and as  defined  in the  account definition. If a particular class includes an amount in excess of
               $3,000  applicable to a single payee, show separately the name of the payee and the aggregrate amount applicable thereto.


      DESCRIPTION                          NAME OF PAYEE                                                        AMOUNT
------------------------------------   ----------------------------------------------------------          -----------------
ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSES                                                                            $ -
                                                                                                           =================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2
                                 (In Thousands)

INSTRUCTION:   Provide  a  list  of the  amount  included  in  Account  930.2  -
               Miscellaneous General Expenses, classifying the items according to their nature. Payments and expenses permitted by Section
               321(b) (2) of the Federal  Election  Campaign  Act, as amended by
               Public  Law  94-284  in 1976 (2  U.S.C.S.  441 (b) (2)  shall  be separately classified.


DESCRIPTION                                                      AMOUNT
------------------------                                     ---------------

Officer's Long-term Restricted Stock Grant                              $ 8
                                                             ===============

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                      RENTS
                                   ACCOUNT 931
                                 (In Thousands)

INSTRUCTION:   Provide a list of the amount  included  in  Account  931 - Rents, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                       AMOUNT
------------------------                                         ----------

ACCOUNT 931 - RENTS                                                    $ -
                                                                 ==========


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
                                 (In Thousands)

INSTRUCTIONS:  Provide an  analysis  of Account  408 - Taxes  Other Than  Income
               Taxes. Separate the analysis into two groups: (1) other than U.S.
               Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


KIND OF TAX                                                                                AMOUNT
-----------------------                                                                  -----------

Other Than U.S. Government Taxes
          Payroll Taxes (including FICA, Medicare, Federal Unemployment and
                                State Unemployment)                                         $ 4,534

          State Income Tax                                                                   (1,270)

          State Excise Tax                                                                        4

          NYS Gen. Bus. Corp. Franchise Tax                                                   1,312
                                                                                         -----------

          SUB-TOTAL                                                                         $ 4,580

          Less:  Payroll Taxes Distributed to Various Accounts as Labor Burdens               4,534
                                                                                         -----------

          TOTAL                                                                                $ 46
                                                                                         ===========



               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                    DONATIONS
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing  of the  amount  included  in  Account  426.1 -
               Donations,   classifying  such  expenses  by  its  purpose.   The
               aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                       PURPOSE OF DONATION                          AMOUNT
----------------------------------                      --------------------------------           -----------
ACCOUNT 426.1 - DONATIONS                                                                              $ -
                                                                                                   ===========


               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing  of the  amount  included  in  Account  426.5 -
               Donations,   classifying  such  expenses  by  its  purpose.   The
               aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


DESCRIPTION                              NAME OF PAYEE                                       AMOUNT
-----------------------                  ---------------------------------                 -----------
Sale of microfilm of
the electric facility maps               Verizon                                                $ (26)
                                                                                           ===========

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME



INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



               SEE NOTES TO FINANCIAL STATEMENTS

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                                  SCHEDULE XIX
                             FINANCIAL DATA SCHEDULE
                                 (In Thousands)


Net Service Company Property                                          $ 1,503
Total Investments                                                         $ -
Total Current And Accrued Assets                                     $ 19,766
Total Deferred Debits                                                 $ 3,395
Balancing Amount for Total Assets and Other Debits                        $ -
Total Assets and Other Debits                                        $ 24,664
Total Proprietary Capital                                               $ 483
Total Long-Term Debt                                                      $ -
Notes Payable                                                             $ -
Notes Payable to Associate Companies                                      $ -
Balancing Amount for Total Current and Accrued Liabilities           $ 28,722
Total Deferred Credits                                                    $ -
Accumulated Deferred Income Tax Credits                              $ (4,541)
Total Liabilities and Proprietary Capital                            $ 24,664
Services Rendered to Associate Companies                            $ 108,114
Services Rendered to Nonassociate Companies                               $ -
Miscellaneous Income or Loss                                              $ -
Total Income                                                        $ 108,114
Salaries and Wages                                                   $ 15,683
Employee Pensions and Benefits                                            $ -
Balancing Amount for Total Expenses                                  $ 92,425
Total Expenses                                                      $ 108,108
Net Income (Loss)                                                         $ 6
Total Cost of Service (Direct Costs)                                 $ 90,413
Total Cost of Service (Indirect Costs)                               $ 15,927
Total Cost of Service (Total)                                       $ 108,108
Number of Personnel End of Year                                           726

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2002

                               ORGANIZATION CHART


              Chief Executive Officer - Engineering

              Chief Executive Officer - Surveying

              Vice President & Controller

              Secretary

              Treasurer

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A. Description of Services Offered by KeySpan Engineering & Survey Inc.


1.   General Engineering


Advise and assist Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems and the Electric Systems as a whole, and advise, assist and manage the planning, engineering (including maps and records) and construction operations of Client Companies. Develop and administer quality assurance programs of Client Companies.


Develop long-range operational programs for all the Client Companies and advise and assist each Client Company in the coordination of such programs with the programs of the other Client Companies.

2.       Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

B.       Methods of Allocation


Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KENG, including a reasonable return on capital which will reflect a capitalization of KENG of no more than equity of ten percent (10%), and all associated taxes.


KENG will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KENG in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KENG may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KENG will establish annual budgets for controlling the expenses of each department.


Monthly KENG costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KENG cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KENG concludes it is able to

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.


           Service Company Cost Allocation Policy & Procedure (Cont'd)


perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KENG pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KENG may adjust the basis to effect an equitable distribution.

The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                   Basis of Allocation
               -----------                   -------------------

         General Engineering                          Clearing
                                                                Property
                                                                3-point formula

         Executive and Administrative             3-point formula


Definition of Allocation Factors to be used by KENG
---------------------------------------------------


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Clearing - costs are accumulated and distributed among cost centers based on the type of expenditure in the account. Clearing accounts can be used to accumulate overhead charges (such as fringe benefits) or specific service charges (such as transportation). Distribution of charges is done on a related basis such as labor costs for fringe benefits or number of vehicles for transportation.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.


                      For the Year Ended December 31, 2002

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by KeySpan Engineering & Survey for the year ended December 31, 2002.

In 2002, KeySpan Engineering & Survey initiated short-term borrowings exclusively from KeySpan Corporation; other outside banking institutions were not used. The interest rates on these borrowings ranged from 2.9137% to 5.5355%. Interest in the amount of $1,688,307 was accrued on these borrowings and was billed to the client companies.

During 2002, KeySpan Engineering & Survey incurred other interest of $1,362 related to late payment.

KeySpan Engineering & Survey billed $84,000 to associate client companies as compensation for the use of equity capital.

All interest was billed to each client company on the appropriate fixed percentage allocation basis in accordance with the SEC Orders and service contracts. The interest on total service company indebtedness was billed to the associate companies as follows:

                                            Borrowed           Equity
                                             Capital           Capital             Total
                                        -----------------  ----------------  -----------------
KeySpan Electric Services LLC                  $ 458,143          $ 24,000          $ 482,143
KeySpan Generation LLC                           947,881            48,000            995,881
KeySpan Gas East Corporation                      46,675                 -             46,675
KeySpan Ravenswood Services Corp.                205,374            12,000            217,374
KeySapn Glenwood Energy Center                    15,798                 -             15,798
KeySpan Port Jefferson Energy Center              15,798                 -             15,798
                                        -----------------  ----------------  -----------------
Total                                        $ 1,689,669          $ 84,000        $ 1,773,669
                                        =================  ================  =================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                    KEYSPAN ENGINEERING & SURVEY, INC.
                                    ----------------------------------
                                           (Name of Reporting Company)




                                    By: /s/ Theresa A. Balog
                                        ------------------------------
                                        (Signature of Signing Officer)

                                        Theresa A. Balog
                                        Vice President and Controller
                                        ------------------------------
                                       (Printed Name & Title of Signing Officer)

                                       Date: April 30, 2003